September 23, 2014

BY EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention:	H. Roger Schwall
Assistant Director

RE:	Shell Midstream Partners, L.P.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 12, 2014
File No. 333-196850

Ladies and Gentlemen:

Set forth below are responses of Shell Midstream Partners, L.P. (the “Partnership” or “we”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that appeared in the Staff’s letter dated August 26, 2014 regarding the above-referenced amendment to registration statement on Form S-1 (the “Registration Statement”). The Partnership has filed Amendment No. 2 (“Amendment No. 2”) to the Registration Statement through EDGAR and has separately forwarded unmarked courtesy copies of Amendment No. 2 to you, as well as marked copies to show changes made to Amendment No. 1 of the Registration Statement. Amendment No. 2 includes restated and revised financial statements for Mars Oil Pipeline Company for the years ended December 31, 2012 and 2013 to include the impact of certain errors identified by management. See Note 2 to the Mars annual financial statements for additional details.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Partnership’s response to such comments. All page references in the Partnership’s responses are to Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1 Filed August 12, 2014

Our Relationship with Shell, page 1

1.	We note your response number 4 in your letter of August 12, 2014. Please identify the sections of the Interstate Commerce Code and the FERC regulations that you reference in your response.

RESPONSE: We reference § 15(13) of the Interstate Commerce Act (49 App. U.S.C 15(13)), which we have reproduced below for your convenience.

(13)	Disclosure or solicitation of information concerning shipments unlawful; exceptions

It shall be unlawful for any common carrier subject to the provisions of this chapter, or any officer, agent, or employee of such common carrier, or for any other person or corporation lawfully authorized by such common carrier to receive information therefrom, knowingly to disclose to or permit to be acquired by any person or corporation other than the shipper or consignee, without the consent of such shipper or consignee, any information concerning the nature, kind, quantity, destination, consignee, or routing of any property tendered or delivered to such common carrier for interstate transportation, which information may be used to the detriment or prejudice of such shipper or consignee, or which may improperly disclose his business transactions to a competitor; and it shall also be unlawful for any person or corporation to solicit or knowingly receive any such information which may be so used: Provided, That nothing in this chapter shall be construed to prevent the giving of such information in response to any legal process issued under the authority of any State or Federal court, or to any officer or agent of the Government of the United States, or of any State or Territory, in the exercise of his powers, or to any officer or other duly authorized person seeking such information for the prosecution of persons charged with or suspected of crime; or information given by a common carrier to another carrier or its duly authorized agent, for the purpose of adjusting mutual traffic accounts in the ordinary course of business of such carriers.

Pursuant to the Federal Energy Regulatory Commission’s (“FERC”) Rules of Practice and Procedure (18 C.F.R. §385) and the FERC’s Procedural Rules Applicable to Oil Pipeline Proceedings (18 C.F.R. §343), the FERC has enforcement authority with respect to violations of the Interstate Commerce Act and the procedures for initiating a complaint based upon a violation of the Interstate Commerce Act.

United States Securities and Exchange Commission

Shell Midstream Partners, L.P., page 70

2.	We have considered your response number 12. However, we note that you use the terms “capital expenditures,” “expansion capital expenditures,” and “maintenance capital expenditures.” The distinctions between those terms are not always clear. Expand your disclosure to further clarify the distinctions and, if appropriate, add them to the Glossary beginning on page B-1.

RESPONSE: Expansion capital expenditures and maintenance capital expenditures are defined terms under the amended and restated partnership agreement to be adopted by the Partnership at the closing of the offering. Capital expenditures is a term used by management to refer generally to business expenses that are capitalized for accounting purposes, as opposed to general operating expenses that are not capitalized. The Partnership has revised Amendment No. 2 to clarify the distinctions between “capital expenditures,” “expansion capital expenditures” and “maintenance capital expenditures” and has added the definitions of “expansion capital expenditures” and “maintenance capital expenditures” to the Glossary. Please see pages 74, 80, 81, C-1 and C-2.

Index to Financial Statements

General

3.	Please provide updated financial statements and related pro forma financial statements, to comply with the guidance in Rules 3-12 and 11-02(c) of Regulation S-X.

RESPONSE: The Partnership has revised Amendment No. 2 to provide updated financial statements and pro forma financial statements. Please see, for example, pages 19, 21, 60, 93, 95, F-13 to F-26, F-43 to F-53 and F-67 to F-76.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-3

4.	You set forth in your response to prior comment 20 that consolidation of Mars is not appropriate since the Partnership will not control Mars as significant decisions require 100% consent of stakeholders and the Partnership will only have a 71.5% voting interest. It is not clear; however, whether the examples of significant decisions you have identified in your response are 1) protective rights that would not overcome the presumption of control, or 2) substantive participating rights that would allow the 3rd party non-controlling shareholder to participate in decisions that occur as part of the ordinary course of Mars’ business, and are significant factors in directing and carrying out the activities of Mars as set forth in FASB ASC 810-10-25-2 through 25-14 or FASB ASC 810-20. On page 152, for example, it appears that the 3rd party non-controlling shareholder does not participate in the approval of operating and capital budgets, as it seems that only the vote of a majority of the ownership interests is required. Accordingly, please provide a further analysis of the decisions that the 3rd party non-controlling shareholder can effectively participate in, and the reasons why you believe these are substantive participating rights that preclude consolidation under the accounting literature.

United States Securities and Exchange Commission

RESPONSE: The Partnership has carefully reviewed the factors outlined in FASB ASC 810-10-25-2 through 810-20 and determined that the Partnership’s investment in Mars is appropriately accounted for using the equity method. Upon the closing of the offering and the contribution to the Partnership of an ownership interest in Mars, the Mars partnership agreement will require approval of 100% of the ownership interests for significant matters and certain matters that occur as part of the ordinary course of business of Mars. This requirement for unanimity provides the third party partner with the rights sufficient to preclude consolidation of Mars by the Partnership.

Upon the closing of the offering, the Partnership will hold a 28.6% ownership interest in Mars and the right to vote an aggregate 71.5% of the ownership interest in Mars. An unaffiliated third party, an affiliate of BP, will own and have the right to vote the remaining 28.5% ownership interest in Mars. Currently, as described in the Registration Statement, the Mars partnership agreement provides that, for so long as there are two partners, certain actions require approval of 100% of the ownership interests, and, for so long as there are more than two partners, certain actions require approval of a majority of the ownership interests. However, in connection with the closing of the offering, SPLC intends to amend the Mars partnership agreement, consistent with an agreement with the third party partner, to expressly provide that the Partnership and SPLC, as affiliates, are deemed to be one partner for purposes of such voting provisions. As a result, there will be no change in the current requisite voting thresholds upon the Partnership’s receipt of an ownership interest in Mars from SPLC because there will continue to be only two partners for such purposes. This voting structure will provide each of SPLC and the Partnership, as one partner, and the third party, as one partner, substantive participating and protective rights as discussed in the applicable accounting guidance. We have revised the registration statement to clarify the voting provisions following the partnership’s acquisition of its interest in Mars. Please see pages 154 and 155.

Examples of decisions that require the vote of 100% of the ownership interests, thereby giving the third party owner substantive participating rights in Mars, include the following:

•	Approval of operating and capital budgets. This provision allows the third party to participate in the financial management and operations of the pipeline system. All partners have approval and de facto veto rights over Mars’ budgets; in other words, no one partner controls the financial returns and budgeting process of Mars. The amount of cash distributions from Mars, which are equal to cash distributions less reserves, is directly influenced by the capital budget.

•	Establishment of tariff rates and connection policies for the Mars system. Tariff rates and connection policies are part of the ordinary business activities for Mars and its pipeline systems and have a major impact on its financial performance and returns. These activities are directly linked to the profitability of Mars for all partners and critical to the financial success of Mars. The requirement for approval of 100% of the ownership interests enables the third party partner to participate in decisions that directly affect the revenue from contracts with shippers on the Mars pipeline system.

United States Securities and Exchange Commission

•	Approval of capital expenditures in excess of $500,000 per project or $2 million annually. For pipeline systems like Mars, capital projects with expenditures in excess of $500,000 per project or $2,000,000 annually are not unusual. Such capital projects are typically included in the budget and have a major impact on Mars’ financial and operating results. The requirement for approval of 100% of the ownership interests allows the third party partner to approve or reject the capital projects needed for the successful operations of the Mars pipeline system, the amount of funds allocated to each capital project and the timing of these projects. The provision also prevents the majority ownership partner from unilaterally undertaking capital projects and, therefore, having full control over timing, project size and the resources necessary for implementation of these projects.

•	Borrowing of funds. Borrowing of funds is directly connected to the operating, financing and capital budgeting process, representing an additional avenue for the partnership to fund activities that are included in the operating and capital budgets. The requirement that 100% of the ownership interests approve borrowings provides the third party partner with the ability to approve or reject funding of budgeted activities and prohibits the majority ownership partner from unilaterally making decisions regarding financing sources for day-to-day operations.

The activities listed above are consistent with the guidelines for substantive participating rights as outlined in FASB ASC 810-10-25-11(b). The third party partner’s power to affect approval of the operating and capital budgets, capital projects, establishment of the tariffs and connection policies, and authorization of borrowings through its vote are all examples of “Establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business.”

The Partnership concluded that due to the provisions of Mars’ partnership agreement described above requiring unanimous voting consent by the partners, including the unrelated third party, the Partnership will not control the Mars partnership. These voting rights granted to the third party partner to participate in the critical day-to-day business decisions of Mars are sufficient to overcome the presumption that the Partnership controls Mars. The Partnership has significant influence, but not control. Thus, the equity method of accounting is appropriate as provided in FASB ASC 323-10-05 and the Partnership will account for its investment in the Mars partnership as an equity method investment.

United States Securities and Exchange Commission

Audited Financial Statements of Ho-Ho, page F-28

Allowance Oil Inventory, page F-36

5.	We note from your response to prior comment 23 that during the three months ended March 31, 2014, net gains from allowance oil due to normal, recurring pipeline operations were $0.3 million and during the same period there were no conversion of allowance oil. We note from your balance sheet on page F-13 that allowance oil increased $6.1 million during the first quarter of 2014, which appears to indicate that there are other factors that would account for the increase in allowance oil. Please provide us a reconciliation of your 2014 allowance oil balance sheet account that clarifies the reasons for the increase.

RESPONSE: Three factors account for changes in Allowance Oil on the balance sheet: (1) increases in the accumulation of Allowance Oil from Product Loss Allowances, (2) gains or losses in Allowance Oil due to normal, recurring pipeline operations, and (3) decreases in Allowance Oil due to the conversion of this crude to cash which occurs approximately four times a year. More information regarding each reconciliation item is provided below.

(1) The accumulation of Allowance Oil from the Product Loss Allowance (“PLA”): PLA is a factor in the pipeline tariff providing for the retention of a certain portion of the crude oil shipped by the shipper. This PLA is meant to cover evaporation and other losses in transit. The Predecessor records Allowance Oil based on the number of Allowance Oil barrels collected valued using the average market price of the relevant type of crude oil during the recording period and it is recorded as Allowance Oil on the balance sheet and Revenue on the statement of operations. Market prices of crude oil used to value Allowance Oil are available for liquid trading hubs that are listed on commodity exchanges and various publications such as Platt’s.

(2) Net gains or losses due to normal, recurring pipeline operations: These gains or losses are recorded as adjustments to Allowance Oil on the balance sheet and Operations and maintenance expenses on the statement of operations. They are valued using the average market price as denoted above.

(3) The periodic conversion of Allowance Oil to cash approximately four times per year: As denoted above, Allowance Oil is generated by receipt of crude oil earned for the transportation of crude oil on the Partnership’s pipeline to cover evaporation and other losses in transit. The conversion of Allowance Oil to cash results in a reduction to Allowance Oil on the balance sheet and any net gain or loss has historically been immaterial.

United States Securities and Exchange Commission

The table below shows the Allowance Oil balance as of December 31, 2013 and reconciles the Allowance Oil balance as of March 31, 2014 and June 30, 2014:

Allowance Oil	100% Ho-Ho
(in millions of dollars)
Beginning balance – December 31, 2013	$9.0
Allowance Oil from PLA	5.8
Net gains from normal, recurring pipeline operations	0.3
Ending Balance – March 31, 2014	$15.1
Allowance Oil from PLA	7.8
Net gains from normal, recurring pipeline operations	0.4
Ending Balance – June 30, 2014	$23.3

There was no conversion of Allowance Oil to cash during these periods, primarily relating to the startup of the Ho-Ho reversal and upgrade.

6.	We understand that you estimate $14.7 million of cash from PLA over the twelve months ended June 30, 2015, based upon revised disclosure of cash available for distribution assuming no contractual revenue from PLA on page 71, and the cash available for distribution assuming revenue from PLA on page 67. $14.7 million from PLA appears to be a significant increase when compared to your historical operations, based upon historical amounts included in response to prior comment 23. Item 303(a)(1) of Regulation S-K requires an identification of any known trends that will result in or that are reasonably likely to result in your liquidity increasing in a material way. Please revise your disclosure under Capital Resources and Liquidity, page 105, to discuss your estimated increase in cash from PLA.

RESPONSE: As the Staff’s comment notes, we estimate $14.7 million of PLA revenue for the twelve months ending June 30, 2015. For the year ended December 31, 2013, we had $8.5 million of PLA revenue. As discussed in the Registration Statement under “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Factors Affecting the Comparability of our Financial Results,” we expect crude volumes and related PLA revenue will be higher in 2014 than in 2013 as a result of the completion of the Ho-Ho reversal and upgrade in December 2013. For a given oil price, PLA varies proportionately with volumes shipped, like other transportation revenues. Because portions of Ho-Ho were not operational during 2012 and 2013 while the pipeline system was reversed, the system shipped lower volumes and generated less revenue, including PLA revenue. Because the reversal was a nonrecurring event, we do not consider this increase in PLA to be related to a prospective trend that is appropriate for disclosure under Capital Resources and Liquidity.

In addition, we note that the amounts referenced in the response to prior comment 23 were related to net gains due to normal, recurring pipeline operations and gains and losses associated with converting allowance oil to cash. These amounts did not represent PLA revenue, and are not comparable to the accumulation of allowance oil, which is the source of the cash included in the forecast for the twelve months ending June 30, 2015. Therefore, the difference between these two amounts does not relate to a trend impacting liquidity that should be discussed in the Capital Resources and Liquidity section of Management’s Discussion and Analysis of Financial Condition and Results of Operations.

* * * * *

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Hillary H. Holmes of Baker Botts L.L.P. at (713) 229-1508 or A.J. Ericksen of that firm at (713) 229-1393.

Very truly yours,

/s/ Lori M. Muratta
Lori M. Muratta Vice President, General Counsel and Secretary Shell Midstream Partners GP LLC

cc:	Paul Monsour (Securities and Exchange Commission)
Kelly B. Rose, Hillary H. Holmes and A.J. Ericksen (Baker Botts L.L.P.)
Douglas E. McWilliams and Gillian A. Hobson (Vinson & Elkins L.L.P.)
Chelsea Hendrickson (PricewaterhouseCoopers LLP)